

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2022

Robert M. Hayes
Chief Executive Officer
Sharps Technology Inc.
105 Maxess Road, Ste. 124
Melville, New York 11747

> **Re: Sharps Technology Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted January 21, 2022**
> **CIK No. 0001737995**

Dear Mr. Hayes:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted January 21, 2022

Use of Proceeds, page 16

1.   We note that you intend to use a portion of the net proceeds of this offering to pay off outstanding promissory notes issued in December 2021. Please revise to disclose the use of the proceeds of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K for guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Summary of Significant Accounting Policies
Stock-Based Compensation Expense, page 22

2. We reissue, in part, prior comment 5 in our letter dated December 30, 2021. Please revise
    to disclose how you determined the fair value of the common stock underlying your stock
    options issued as compensation and restricted stock awards. For example, if true, disclose
    that you used the the value ascertained from the private placements completed during the
    period of issuance as noted in your response to prior comment 6.

Background and Overview, page 30

3. We note your response to prior comment 10 and that you believe the probable acquisition
    of Safegard is not expected to meet the definition of a business under ASC 805. The
    definition of a business for purposes of providing pro forma information and financial
    statements under Rule 3-05 is in Rule 11-01(d) of Regulation S-X. This definition of a
    business differs from ASC 805 and includes a presumption that a separate entity,
    subsidiary or division is a business. Please tell us how you analyzed the criteria in Rule
    11-01(d). Explain in detail how the nature of the revenue producing activity of Safegard
    (i.e. production of syringes) compares to the activity associated with the acquired assets
    after the acquisition.

Business
Intellectual Property, page 34

4. Please revise to include a more fulsome discussion of specific products, product groups, or
    technologies to be protected by corresponding nonprovisional patent applications filed
    after this provisional patent application. Please also discuss what
    a provisional patent application is and what rights flow from this type of application.

Management, page 35

5. We note your revised disclosure in response to prior comment 12. For the background
    disclosure of Paul K. Danner, please include a short description of the principal businesses
    of both PAY2DAY Solutions, Inc. and Alliance MMA, Inc. Refer to Regulation S-K Item
    401(e)(1).

Policies and Procedures for Related Party Transactions, page 40

6. We note your revisions in response to prior comment 13. However, your revisions do not
    address the standards that will be applied in deciding whether to approve a related party
    transaction. For example, you do not state whether any related party transaction would
    only be approved if it was on the same basis as an arms' length transaction. Please further
    revise to provide such disclosure.

　　　　You may contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Tim Buchmiller at 202-551-3635 with any other questions.

　　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　　　Office of Life Sciences

cc:　　　Arthur Marcus, Esq.